

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 3233

May 19, 2017

Via E-mail
John A. Taylor
President and Chief Executive Officer
Granite Point Mortgage Trust Inc.
590 Madison Avenue
36th Floor
New York, NY 10022

> **Re:** **Granite Point Mortgage Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted April 20, 2017**
> **CIK No. 377-01548**

Dear Mr. Taylor:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In your next amendment, please include updated financial information as of and for the period ended March 31, 2017 pursuant to Rule 3-12 of Regulation S-X.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. We note your disclosure that Two Harbors intends to distribute all the shares of your common stock that it receives in the Formation Transactions. Please provide us your analysis as to how this transaction will be exempt from registration under the Securities Act and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3). Please also address whether the transaction will result in a fundamental change in the holdings of the stockholders of Two Harbors.

5. We refer to your disclosure that Two Harbors will immediately sell the preferred stock to an unaffiliated third-party investor. Please tell us if you currently have an agreement in place for such sale and whether this transaction will be exempt from registration under the Securities Act.

6. We note that your disclosure that you focus on originating, investing in and managing senior commercial mortgage loans and other debt and debt-like commercial real estate investments. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

7. Please revise to provide the information required by Item 506 of Regulation S-K.

8. We note your disclosure on page 50 that your board intends to adopt a resolution exempting Two Harbors and certain of its affiliates from the 9.8% ownership limit. If Two Harbors or its affiliates will be significant stockholders, please revise your disclosure to describe their control over your business and the potential impact on the business and other stockholders' interests.

Conflicts of Interest, page 14

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities, page 16

9. We note your disclosure on page 16 with respect to private entities for which PRCM provides investment management. Please revise your disclosure to provide the size of those competing funds or tell us why this information is not material.

Selected Consolidated Historical and Pro Forma Financial Information, page 67

10. We note you have indicated that the historical balances of your Predecessor have been

reflected at carryover basis because, for accounting purposes, the Formation Transaction and this offering are not deemed a business combination and do not result in a change of control. Please tell us and revise your disclosures to discuss the specific facts and circumstances related to your Formation Transaction that supports your accounting conclusion.

11. We note that the 2016 Pro Forma Net income on page 68 does not match the corresponding 2016 Pro Forma Net income on page F-3. Please revise your filing to ensure that Net income and Comprehensive Income are presented consistently within your pro forma financial statements.

Management's Discussion And Analysis of Financial Condition and Results of Operations, page 70

12. We note that activity related to Granite Point has been limited thus far to the preparation for this offering and the Formation Transaction. In addition, we note that costs for such activity have been incurred by affiliates which will be reimbursed upon consummation of the offering. Please expand your discussion to disclose amounts of organizational and offering costs incurred/paid on your behalf to date. In addition, please expand your footnote disclosures to include your accounting policy for organizational costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.

Our Initial Portfolio, page 72

13. We note your disclosure on page F-34 regarding the weighted average borrowing rate of your Predecessor's repurchase agreements. Please revise your disclosure to describe any relevant additional cost of funds with respect to your initial portfolio. Please also consider providing disclosure on net portfolio yield that reflects the total costs of funds.

14. We note refer to footnote (4). Please describe the valuation method you use to determine the property's market value at the time of projected stabilization. Please also describe what you view as "a reasonable period of time" and "comparable terms and conditions."

Liquidity and Capital Resources, pages 79 – 80

15. We understand that your predecessor has entered into repurchase transactions accounted for as collateralized financing transactions. For each of the quarters since these repurchase transactions have been entered into, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain the causes and business reasons. Also, disclose the maximum balance at any month-end.

16. Please also expand your disclosure on your repurchase agreements to describe weighted average haircuts for periods presented.

Underwriting, page 174

17. We refer to your last paragraph on page 178. When you have determined the syndicate, please revise to identify each underwriter you have a material relationship with and state the nature of the relationship. Refer to Item 508 of Regulation S-K.

Pro Forma Consolidated Financial Information, page F-1

18. Please revise to include an introductory paragraph preceding your financial information pursuant to Rule 11-02(b)(2) of Regulation S-X. The paragraph should briefly set forth a description of the transaction, the entities involved, the periods for which the pro forma information is presented, and an explanation of what the pro forma presentation shows.

19. When completing this section, please ensure that the footnotes to the pro forma financial statements provide disaggregated information that clearly discloses each of the components of the adjustments thereto, the amounts related to each of the components and how the amounts were determined.

Schedule IV – Mortgage Loans On Real Estate, page F-39

20. Please revise to disclose in a note to the carrying amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-29 of Regulation S-X.

Item 33. Recent Sales of Unregistered Securities, page II-1

21. Please revise to provide the information required by Item 701 of Regulation S-K for the 1,000 shares of cumulative redeemable preferred stock you will issue to Two Harbors in connection with the Formation Transaction.

John A. Taylor
Granite Point Mortgage Trust Inc.
May 19, 2017
Page 5

   You may contact Jeffery Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

             Sincerely,

             /s/ Sonia Barros

             Sonia Barros
             Assistant Director, Office of Real
             Estate and Commodities

Cc: Karen A. Dempsey
    Orrick, Herrington & Sutcliffe LLP